UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kimco Realty Corporation
(Name of Issuer)

7.25% Series D Cumulative Convertible Perpetual Preferred Shares, par value $0.01 per share
(Title of Class of Securities)

49446R687
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	49446R687

1.	NAME OF REPORTING PERSONS

Infrastructure Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No	49446R687

1.	NAME OF REPORTING PERSONS
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

253,610

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

253,610

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV, OO

CUSIP No	49446R687

1.	NAME OF REPORTING PERSONS
Jay Hatfield

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No	49446R687

1.	NAME OF REPORTING PERSONS
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,634

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,634

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,634

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV, OO

CUSIP No	49446R687

Item 1.	(a).	Name of Issuer:

Kimco Realty Corporation

	(b).	Address of Issuer's Principal Executive Offices:

19 West 44th Street, Suite 1002 New York, New York 10036 United States of America

Item 2.	(a).	Name of Person Filing:

Infrastructure Capital Advisors, LLC Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I Jay Hatfield InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust

	(b).	Address of Principal Business Office, or if None, Residence:

Infrastructure Capital Advisors, LLC

1325 Avenue of the Americas, 28th Floor

New York, New York 10019

United States of America

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I

c/o Infrastructure Capital Advisors, LLC

1325 Avenue of the Americas, 28th Floor

New York, New York 10019

United States of America

Jay Hatfield

c/o Infrastructure Capital Advisors, LLC

1325 Avenue of the Americas, 28th Floor

New York, New York 10019

United States of America

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust

c/o Infrastructure Capital Advisors, LLC

1325 Avenue of the Americas, 28th Floor

New York, New York 10019

United States of America

	(c)	Citizenship:

Infrastructure Capital Advisors, LLC – New York

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I – Delaware

Jay Hatfield – United States of America

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust – Delaware

(d).	Title of Class of Securities:

7.25% Series D Cumulative Convertible Perpetual Preferred Shares, par value $0.01 per share

(e).	CUSIP Number:

49446R687

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	[X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Infrastructure Capital Advisors, LLC – 0

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I – 253,610

Jay Hatfield – 0

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust – 8,634

	(b)	Percent of class:

Infrastructure Capital Advisors, LLC – 0%

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I – 13.7%

Jay Hatfield – 0%

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust – 0.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

Infrastructure Capital Advisors, LLC – 0

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I – 0

Jay Hatfield – 0

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust – 0

		(ii)	Shared power to vote or to direct the vote

Infrastructure Capital Advisors, LLC – 0

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I – 253,610

Jay Hatfield – 0

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust – 8,634

		(iii)	Sole power to dispose or to direct the disposition of

Infrastructure Capital Advisors, LLC – 0

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I – 0

Jay Hatfield – 0

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust – 0

(iv)	Shared power to dispose or to direct the disposition of

Infrastructure Capital Advisors, LLC – 0

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I – 253,610

Jay Hatfield – 0

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust – 8,634

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the shares of 7.25% Series D Cumulative Convertible Perpetual Preferred Shares, par value $0.01 per share reported in this Schedule 13G are held in the accounts of Infrastructure Capital Advisors, LLC’s clients, none of which, other than Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I, individually owns more than 5% of the 7.25% Series D Cumulative Convertible Perpetual Preferred Shares, par value $0.01 per share.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
(Date)

Infrastructure Capital Advisors, LLC*

By: /s/ Samuel Caffrey-Agoglia
Samuel Caffrey-Agoglia
General Counsel and Chief Compliance Officer

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I*

By: /s/ Samuel Caffrey-Agoglia
Samuel Caffrey-Agoglia General Counsel and Chief Compliance Officer of Infrastructure Capital Advisors, LLC, its subadviser

Jay Hatfield* /s/ Jay Hatfield Jay Hatfield
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust

By: /s/ Samuel Caffrey-Agoglia
Samuel Caffrey-Agoglia General Counsel and Chief Compliance Officer of Infrastructure Capital Advisors, LLC, its adviser

* This Reporting Person disclaims beneficial ownership in the 7.25% Series D Cumulative Convertible Perpetual Preferred Shares, par value $0.01 per share, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 1 to Schedule 13G dated February 14, 2024 relating to the 7.25% Series D Cumulative Convertible Perpetual Preferred Shares, par value $0.01 per share, of Kimco Realty Corporation shall be filed on behalf of the undersigned.

Infrastructure Capital Advisors, LLC

By: /s/ Samuel Caffrey-Agoglia
Samuel Caffrey-Agoglia
General Counsel and Chief Compliance Officer

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I

By: /s/ Samuel Caffrey-Agoglia
Samuel Caffrey-Agoglia General Counsel and Chief Compliance Officer of Infrastructure Capital Advisors, LLC, its subadviser

Jay Hatfield /s/ Jay Hatfield Jay Hatfield
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust

By: /s/ Samuel Caffrey-Agoglia
Samuel Caffrey-Agoglia General Counsel and Chief Compliance Officer of Infrastructure Capital Advisors, LLC, its adviser